Russ Letter to Associates

As of 7/12/2010

Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Fellow Associates:

Today marks a new and exciting period in Hewitt’s proud 70-year history. We just announced that Hewitt will become part of Aon Corporation in a transaction expected to close in November. Specifically, Hewitt will merge with Aon Consulting, a subsidiary of Aon, to form Aon Hewitt, the premier human capital consulting and outsourcing organization worldwide. With $4.3B in annual revenues, the combined human capital organization will be larger than our closest competitors—Mercer and Towers Watson. Aon Hewitt will have 29,000 associates with capability in 120 countries. We’ll have a true global franchise and offer an even broader spectrum of consulting and outsourcing services to clients looking to address an increasingly complex set of challenges.

We can be exceptionally proud of the strong brand we have built and the positive impact we have made through our work for so many clients. In fact, the power of our brand and our strong performance over the last three years were the key elements that made this partnership so attractive for Aon. Preserving the Hewitt name and reputation is a priority for both companies. I have been asked and will be honored to lead the combined business following the closing of the transaction, serving as chairman and chief executive officer of Aon Hewitt. And in the spirit of the partnership we are forming, Aon will invite two of our Board members to join the Aon Board.

I realize that some of you may not be very familiar with Aon because we don’t run into each other as frequently as other competitors. Aon Consulting has traditionally served mid-market clients, while our focus tends to be on large clients. A greater portion of our revenue and profitability is generated inside of North America, while Aon earns a larger share of its revenue internationally. We have a stronger outsourcing business, but both organizations have strong consulting practices, albeit with a different mix of expertise. The more we thought about it, we realized that the complementary nature of our current businesses made this union an ideal fit. Together we can offer our clients a broader range of services in many more places where our clients do business. We will have a stronger presence in some consulting practices that we both intended to grow, and we will have more scale to compete on global projects. As just one example, Aon owns McLagan, the pre-eminent compensation data survey for the financial services industry globally, and Radford, a leading high-tech survey house. These two capabilities alone offer exciting possibilities when combined with our own strong compensation consulting capabilities.

I know that your first priority is to understand what this means for you personally and for your part of the business. As you’d expect, those answers will be different based on your location and function. What I can tell you now is that the objective of this union is to accelerate top-line growth while continuing our quality and lean initiatives to ensure the growth is profitable. The retention and engagement of our client-facing and operations teams are absolutely critical to our ongoing success. Ultimately, this will create new and broader career development opportunities for many associates in both organizations. While we don’t have the specifics today, we have already begun to define the process we will use to map our capabilities and determine the right structure for the combined organization. We are fully committed to working through a thoughtful and efficient process to name the leadership team and our go-to-market plan by practice and geography.

Russ Letter to Associates

As of 7/12/2010

We promise to communicate clearly and regularly throughout this transition. The one question I can answer with full confidence today is that you should keep doing what you are doing. Our number one priority remains delivering excellent client service and continuing with our efforts to improve the business and sell new work. There will be some questions that we simply won’t have answers for until the combination is complete in about three months’ time. This is primarily because there are strict regulations about the types of conversations and decisions we can make until the stockholders of Hewitt and Aon approve the transaction. So I ask for your patience and your trust that we are working hard to make well-reasoned decisions.

As you would expect with a combination of this size, we will have a plan to eliminate redundant costs from both organizations. These efforts will be focused in areas where there is overlap or further economies to be realized, such as real estate, supplier savings, technology, corporate services functions, and the significant costs of running a public company. It is inevitable that there will be some job loss, but we will handle these situations with fairness and respect for those associates.

You might be interested to know a little more about the broader Aon organization we are joining. Aon is the leading global provider of risk management, insurance and reinsurance brokerage, and has a growing presence in human capital consulting and outsourcing. Their 36,000 associates generate $7.7B in revenue annually working from 500 offices in 120 countries. While you may know Aon primarily as an insurance broker, under the direction of their President and CEO, Greg Case, Aon has been reshaping its business over the past five years to focus on two global business lines: Risk and Human Capital. They restructured their portfolio—divesting their insurance underwriting businesses, implementing a “lean” initiative to simplify their cost structure and completing a number of strategic acquisitions. In the Human Capital business, Aon is driving growth through several key initiatives: strengthening its Health and Welfare business, building its investment consulting capabilities, increasing its presence in emerging economies, and rolling out new tools and messages to better promote its full portfolio of solutions. Longer term, Aon sees opportunities to offer their risk and insurance brokerage solutions to our clients and they believe their brokerage clients, will be receptive to many of our solutions as well.

Aon’s vision is to create the preeminent global professional services firm focused on risk and human capital advice and solutions. Hewitt will play a major role in achieving this vision. We share similar goals and values, which will be a great help as we integrate our businesses. Both companies have rich histories to draw from that will form the foundation for our bold future. The combined organization will be a $10.7B business with 59,000 associates working across 120 countries.

I am truly looking forward to the future we will build together. We will be in an even stronger position to invest in the business and more committed than ever to maintaining our market-leading position by offering the best talent and the best solutions in the industry. This all starts with taking care of clients extremely well —a passion that both Hewitt and Aon share.

We are already in the process of personally contacting each of our 3,000+ clients around the globe to share the news and how this combination will benefit them. I can’t stress enough the importance of staying very close to your clients and delivering the responsive and high-quality service they expect from Hewitt. Our competitors will be anxious to convince them that we may become distracted. Let’s prove them wrong. We need to keep selling, renewing, and delivering for all clients. This union will only strengthen our capabilities and our clients will reap the benefits.

Today’s announcement begins a process of stockholder and regulatory approvals that we expect will take a few months to complete. Until the transaction is closed, we will operate as separate companies and compete as we do today. During this time, it is important that we do not conduct business together or share any client or competitive information. You will receive specific rules shortly.

Russ Letter to Associates

As of 7/12/2010

While we can’t tell each other how to run our respective businesses, we can plan for how we will work together in the future. We have already named a core transition team to work through the many decisions we need to make to smoothly integrate the business on all levels. We are launching a special integration portal later this week to make it easier for you to keep up to date on our progress. You’ll also be able to submit your questions there and we will post updates regularly. You will receive a link to this site in the next couple of days. I also filmed a video that will be available on The Source later today.

This will be a new adventure for Hewitt and for all of us. We have an incredible opportunity in front of us that is only possible because of what you have helped create.

Russ

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Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information

Russ Letter to Associates

As of 7/12/2010

about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

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